February 1, 2023

VIA EDGAR

Ms. Melissa Gilmore

Office of Manufacturing

100 F. Street, N.E.

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	AAR CORP.
Form 10-K for Fiscal Year Ended May 31, 2022
Form 8-K Furnished December 20, 2022
File No. 001-06263

Dear Ms. Gilmore:

On behalf of AAR CORP. (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 23, 2023 (the “Comment Letter”) with respect to the Company’s above-referenced filings.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Form 8-K furnished December 20, 2022

Exhibit 99.1, page 8

1.	We note you present various non-GAAP financial measures which contain several reconciling items. Please tell us and revise your discussion to further describe the nature of each adjustment and the reasons why management believes the adjustment and information is useful to investors including for the following items: investigation and remediation compliance costs, contract termination/restructuring costs and loss provisions, net, customer bankruptcy and credit charges (recoveries), gain on legal settlement, and costs related to strategic projects. Specifically also address why each of these components is deemed appropriate when considering the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company acknowledges the Staff’s comment. We are providing below a summary of the nature of the adjustments identified in the comment and the reasons management believes that the adjustments provide our shareholders and other interested parties with meaningful supplemental information. We also are providing a sample of additional disclosure that we intend to include in future filings relating to the adjustments identified in the comment.

We believe our non-GAAP financial measures are relevant and useful for management, shareholders, and other interested parties because they provide supplemental information that management believes reflect our core operating performance and cash flows unaffected by the impact of certain items that management does not believe are indicative of our ongoing and core operating activities. When reviewed in conjunction with our GAAP results and our reconciliations, we believe our non-GAAP financial measures provide additional information that is useful to gain an understanding of the factors and trends affecting our business and provide additional means to compare our operating performance against that of other companies in the industries in which we compete.

Our adjustment for investigation and remediation costs is comprised solely of legal and professional fees related to addressing potential violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) which we self-reported to the U.S. Department of Justice and other agencies in fiscal 2019. In making this adjustment, we have considered the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (the “C&DIs”), including Question 100.01, and we do not believe the adjustment is misleading. Specifically, the adjustment does not eliminate an item that is a normal, recurring cash operating expense necessary to operate our business. The investigation and remediation costs reflected in the adjustment are not related to our operations, revenue generating activities, business strategy, or our industry environment. In addition, the adjustment does not include any routine, normal or recurring legal and compliance costs. In this regard, upon the resolution of the self-reported, potential violations of the FCPA, we do not expect to incur any future costs related to the matter. We believe the adjustment for these non-operating costs provides our shareholders and other interested parties with meaningful supplemental financial information for use in assessing our underlying business performance and trends.

The COVID-19 pandemic had a dramatic and unprecedented impact on the larger global economy and the aviation industry in particular. The effects of the COVID-19 pandemic negatively impacted our operations, as we are directly affected by the number of commercial aircraft flying and resulting flight hours. In order to help mitigate the impact of the COVID-19 pandemic on our business, and in light of the significant uncertainties associated with the onset of the pandemic, we took many actions to address the radical shift in market conditions and stabilize our operations, including facility consolidations and restructurings, compensation reductions, and employee furloughs. We also reviewed our customer portfolio in light of those uncertainties and the developing credit and operating risks brought on by the onset of pandemic, while also executing significant modifications, terminations, and restructurings of certain customer contracts to address the rapidly changing markets in which we operate.

Our adjustment for contract termination/restructuring costs and loss provisions, net, is comprised of gains and losses that are recognized at the time of terminating or restructuring certain customer and vendor contracts, including forward loss provisions on long-term contracts. These contracts primarily include our long-term, power-by-the-hour arrangements under which we provide aircraft component repair services and a related vendor contract that includes a minimum volume guarantee that was not able to be met due to the historical decrease in flight hours resulting from the COVID-19 pandemic. We began including this adjustment to our non-GAAP financial measures in our disclosures for the third quarter ended February 29, 2020 following the onset of the COVID-19 pandemic. Due to the unprecedented impact of the COVID-19 pandemic on our operations and our commercial activities, multiple contracts with our airlines customer were terminated and/or restructured to address the challenging operating environment. The adjustment does not include any normal, recurring operating results from these contracts, but rather only includes the direct impact from the modification, termination, or restructuring of these contracts.

We do not believe the adjustment is misleading, and the adjustment does not eliminate an item that is a normal, recurring cash operating income or expense necessary to operate our business. We believe that we comply with Question 100.02 of the C&DIs because we have continued to include gains and losses related to the original contract actions and gains from new, significant contractual events that were similar to the adjustments reflected in prior periods to ensure consistency in our presentation. For example, our long-term contract supporting certain U.K. military aircraft was terminated early by our customer resulting in the recognition of a gain of $1.7 million in the second quarter ended November 30, 2021, which we included in the adjustment to be consistent with our prior presentation. We also believe we comply with Question 100.03 of the C&DIs because we include both gains and losses in the adjustment for these types of significant contractual events to ensure consistency across similar significant contractual events, such as the gain from the early termination of our U.K. contract noted above. Further, we believe that we comply with Question 102.03 of the C&DIs because we do not describe the adjustment as non-recurring or infrequent. In this regard, we believe that presenting the adjustment for these significant contractual events provides our shareholders and other interested parties with meaningful supplemental information for use in comparing quarterly financial results and in assessing our business performance and trends.

Our adjustment for customer bankruptcy and credit charges (recoveries) includes the impact of bankruptcies that primarily resulted from the significant impact of the COVID-19 pandemic on our commercial customers. In this regard, the adjustment is related to the economic effects of the COVID-19 pandemic and is incremental to normal operations. We do not believe the adjustment is misleading, and the adjustment does not eliminate an item that is a normal and recurring item necessary to operate our business. We believe that we comply with Question 100.03 of the C&DIs because we include both credit charges and recoveries in the adjustment to ensure consistency across similar items. We also believe that we comply with Question 102.03 of the C&DIs because we do not describe the adjustment as non-recurring or infrequent. Further, we believe that presenting the impact of these COVID-related customer bankruptcies on our financial results provides our shareholders and other interested parties with meaningful supplemental information regarding the collectability of our accounts receivable.

In the third quarter ended February 28, 2021, we recognized a gain of $4.3 million for a legal settlement with our Michigan medical claims administrator related to access fees charged to us in violation of government regulations. We believe that the adjustment for this gain on legal settlement is not misleading and is properly categorized as non-recurring because we have not had other favorable legal settlements in the last few years. In this regard, the adjustment does not eliminate an item that is a normal and recurring item necessary to operate our business.

Our adjustment for costs related to strategic projects comprises third-party professional fees for potentially transformational projects related to strategic financings and acquisitions. The adjustment reflects external costs associated with only two projects undertaken over the last three years. The first project involved a detailed, non-ordinary course review and evaluation of various financing alternatives that was undertaken following the onset of the COVID-19 pandemic as part of our efforts to ensure our adequate liquidity and access to capital in light of the economic and market uncertainties and the significant impact the COVID-19 pandemic was having on the commercial aviation industry in particular. The second project covered in the adjustment reflects acquisition due diligence costs for a major potential acquisition that was not ultimately consummated. The adjustment for these costs related to the strategic projects does not include any routine, normal or recurring financing costs or acquisition due diligence expenses. We do not believe the adjustment is misleading, and the adjustment does not eliminate an item that is a normal, recurring cash operating expense necessary to operate our business. Further, we believe the adjustment for these non-operating costs provides our shareholders and other interested parties with meaningful supplemental financial information for use in assessing our underlying business performance.

In addition, and in the interest of providing additional disclosure that may be useful to our shareholders and other interested parties, we will expand our disclosures in future filings to include additional information regarding adjustments reflected in our non-GAAP financial measures that would be based on the sample disclosure provided below.

Sample Disclosure for Future Filings:

Our non-GAAP financial measures reflect adjustments for certain items including, but not limited to, the following:

•	Investigation and remediation compliance costs comprised of legal and professional fees related to addressing potential violations of the U.S. Foreign Corrupt Practices Act, which we self-reported to the U.S. Department of Justice and other agencies;

•	Contract termination/restructuring costs comprised of gains and losses that are recognized at the time of modifying, terminating, or restructuring certain customer and vendor contracts, including adjustments for forward loss provisions on long-term contracts;

•	Customer bankruptcy and credit charges (recoveries) reflecting the impact of bankruptcies and other credit charges primarily resulting from the significant impact of the COVID-19 pandemic on the commercial aviation industry; and

•	Costs related to strategic projects consisting of professional fees for significant projects related to strategic financings and acquisitions, including due diligence costs.

2.	We note your adjusted cash provided by (used in) operating activities from continuing operations which adjusts for the change in amounts outstanding on your accounts receivable financing program. Please further explain why management believes this measure is useful to investors and address and why this measurement is deemed appropriate when considering the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Additionally, tell us where the adjusting items are included within the statement of cash flows.

Response:

We exclude the impact of our accounts receivable financing program from our adjusted cash provided by operating activities from continuing operations as management believes our shareholders and other interested parties view the program as a financing instrument. Nonetheless, the program meets the requirements for treatment as a sale of accounts receivable in accordance with Accounting Standards Codification 860, Transfers and Servicing, which requires classification of the program’s cash transactions as operating activities on our statement of cash flows. The timing of our accounts receivable sales and servicing activities impact our cash flow from operations, and management has determined to exclude this impact to provide our shareholders and other interested parties with meaningful supplemental information for use in analyzing our business performance and cash flows. In this regard, we believe our reconciliation to adjusted cash flow from operations provides meaningful supplemental information regarding activities impacting our cash flows that are not directly related to our core sales of products and services.

Within the statement of cash flows, transactions under our accounts receivable financing program are included in the accounts receivable and accounts payable line items. The amount reported on the statement of cash flows for changes in accounts receivable is impacted by the timing of our sales of accounts receivable to the Purchaser under the program (Citibank, N.A.). The amount reported on the statement of cash flows for changes in accounts payable is impacted by the timing of our payment to the Purchaser as part of our role as servicer of the sold receivables.

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In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2012.

Very truly yours,

/s/ Sean M. Gillen
Sean M. Gillen
Vice President and Chief Financial Officer
AAR CORP.

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